EXHIBIT 99.42

NEWS RELEASE

August 15, 2011	News Release # 2011-20

Mercator Minerals Commissions New Turbine Generator at Mineral Park Mine

TRADING SYMBOL: TSX – ML

Vancouver, British Columbia – August 15, 2011 – Mercator Minerals Ltd. (TSX:ML) (“Mercator” or the “Company”) is pleased to announce that its wholly-owned Mineral Park Mine in Arizona has commenced commercial operation of its newly constructed natural gas turbine generator.  The General Electric LM6000PF generator has comfortably passed performance testing and has been generating power at a rate of 40 megawatts (MW), 3 MW above its stated capacity. The projected operating cost of the  turbine using today’s natural gas prices is approximately  33% less than our current power costs on a per kilowatt hour basis.

Bruce McLeod, President and Chief Executive Officer, comments, “With the new generator now online, which was the largest constraint to achieving targeted production levels of 50,000 tons per day run-rate, we can now focus our attention on finalizing the Phase 2 expansion at Mineral Park.”

About Mercator Minerals Ltd.

Mercator Minerals Ltd., a TSX listed Canadian mining company with one of the fastest growing base metal profiles in its peer group, is a leading copper and molybdenum producer with a diversified portfolio of high quality operations and projects in the USA and Mexico.  Mercator provides investors exposure to current copper and molybdenum production from the large tonnage long life Mineral Park Mine in Arizona, as well as mid-term exposure to additional copper and moly production through the development of the El Pilar and El Creston deposits.  All three deposits are located in favorable and stable mining jurisdictions in Arizona, USA and Sonora, Mexico.

For further information please visit the Mercator website at www.mercatorminerals.com or contact;
Bruce McLeod, President and CEO at 778.330.1290 or;
Marc LeBlanc, VP Corporate Development and Corporate Secretary at 778.330.1292.

On Behalf of the Board of Directors
MERCATOR MINERALS LTD.

"D. Bruce Mcleod"
D. Bruce Mcleod, P.Eng
President and CEO

Forward Looking Information
This press release contains certain forward-looking information within the meaning of Canadian securities legislation and forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995.  This information and these statements, referred to herein as "forward-looking statements", are not historical facts, are made as of the date of this press release and include without limitation, statements regarding discussions of future plans, projections, objectives, estimates and forecasts and statements as to management's expectations with respect to, among other things, future production and mine and power costs, and discussions of future plans, projections and objectives. In addition, estimates of mineral reserves and resources may constitute forward looking statements to the extent they involve estimates of the mineralization that will be encountered if a property is developed. These forward-looking statements involve numerous risks and uncertainties and actual results may vary. Important factors that may cause actual results to vary include without limitation, certain transactions, certain approvals, changes in commodity and power prices, changes in interest and currency exchange rates, risks inherent in exploration results, timing and success, inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources), unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications, cost escalation, unavailability of materials, equipment and third-party contractors, delays in the receipt of government approvals, industrial disturbances or other job action, and unanticipated events related to health, safety and environmental matters), political risk, social unrest, and changes in general economic conditions or conditions in the financial markets. In making the forward-looking statements in this press release, the Company has applied several material assumptions, including without limitation, the assumptions that: (1) market fundamentals will result in sustained copper and molybdenum demand and prices; (2) while the Company temporarily ceased placing new ore on the leach pads in late May 2008, the current copper leach operations at Mineral Park remain viable operationally and economically; (3) the milling expansion of Mineral Park will continue to be viable operationally and economically and the balance of the construction will proceed as expected; and (4) any additional financing needed will be available on reasonable terms. The risks and assumptions are described in more detail in the Company’s Annual Information Form, audited financial statements and MD&A for the year ended December 31, 2010 on the SEDAR website at www.sedar.com. The Company does not assume the obligation to revise or update these forward-looking statements after the date of this news release or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws.